VITASTI, INC.

100-1001 Churchill Crescent
North Vancouver, British Columbia
Canada V7P 1P9

Tel: 604-980-6693 Fax: 604-980-6675

November 14, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Vitasti, Inc.
     Request for Withdrawal of Registration Statement on Form S-8 POS
Accession Number: 0001015402-05-002414
Filing Date: 2005-05-12
       File No.: 333-113216

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Vitasti, Inc. (the “Company”) hereby requests the immediate withdrawal of the Company's Registration Statement on Form S-8 POS, File No. 333-113216, together with all exhibits thereto, filed with the Securities and Exchange Commission on May 12, 2005 (the “Registration Statement”) as referenced above. The Registration Statement has been refiled under Form S-8 on November 8, 2005.

This request is being made as the Company mistakenly filed the above-captioned Form S-8 POS Registration Statement as an “S-8 POS” filing.  On November 8, 2005, the Company correctly filed the Form S-8 Registration Statement as an “S-8” filing.

The Company hereby requests an order granting the withdrawal of the “S-8 POS” filing incorrectly submitted on May 12, 2005.

Questions concerning this application for withdrawal may be directed to the Company's legal counsel, the Law Offices of Wade D. Huettel, Esq. at (619) 892-3006. Thank you for your assistance and courtesies in this matter.

Very Truly Yours,

/s/ TAMMY LYNN MCNABB

Tammy-Lynn McNabb
President